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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ________)*


                            Sabratek Corporation
  -------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
  -------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 78571U 10 8
               ----------------------------------------------
                               (CUSIP Number)

        K. Shan Padda, Sabratek Corporation, 5601 West Howard Street, Niles, Illinois 60714 - (847) 647-2760
  -------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                June 21, 1996
               ----------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.   78571U 10 8                          PAGE       OF        PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       K. Shan Padda                  SSN: ###-##-####
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       00   PF
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            430,823
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        430,823
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       430,823
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.34%
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       IN
- --------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 7

Item 1. Security and Issuer.

     This statement on Schedule 13-D, dated September 30, 1996, filed by K. Shan Padda, relates to the common stock, par value of $ .01 per share (the "Sabratek Common Stock"), of Sabratek Corporation, a Delaware corporation (the "Issuer" or "Sabratek"). The principal executive offices of the Issuer are located at 5601 West Howard Street, Niles, Illinois 60714. All capitalized terms used herein shall have the definitions set forth in the Schedule, except as may otherwise be provided herein.

Item 2. Identity and Background.

     This statement is being filed by K. Shan Padda, Chairman of the Board, Chief Executive Officer, Treasurer and a director of Sabratek. His business address is 5601 West Howard Street, Niles, Illinois 60714.

     During the last five years, Mr. Padda has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competitive jurisdiction as a result of which Mr. Padda was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Mr. Padda acquired 391,112 shares of Sabratek Common Stock in consideration of personal services he rendered during the incorporation of Sabratek. He purchased 315 shares of Sabratek Common Stock with his personal fund. The option to purchase Sabratek Common Stock was acquired pursuant to Sabratek's 1993 Employee Stock Options Plan.

Item 4. Purpose of Transaction.

     The purpose of the 1993 Employee Stock Option Plan is to advance the interests of the Issuer and its stockholders by enabling the Issuer to attract and retain persons of ability to perform services to the Issuer and by rewarding such persons who contribute to the achievement by the Issuer of its economic objectives.

Item 5. Interest in Securities of the Issuer.

     As of September 30, 1996, Mr. Padda is deemed to beneficially own 430,823 shares of Sabratek Common Stock (approximately 5.34% of the Sabratek Common Stock outstanding), which includes 39,395 shares subject to options exercisable within 60 days. The percentage of Sabratek Common Stock outstanding is calculated based upon information contained in the Issuer's Form 10-Q for the quarter ended June 30, 1996 as filed pursuant to the Securities Exchange Act of 1934, as amended.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         NONE

Item 7.  Material to be Filed as Exhibits.

         NONE


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 30, 1996

                                         By:   /s/ K. Shan Padda
                                              --------------------
                                              Name:  K. Shan Padda



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